UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2015

Commission File Number: 333-196065

__________________________

PARNELL PHARMACEUTICALS HOLDINGS LTD

__________________________

Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

Parnell Pharmaceuticals Holdings Ltd today announced that it has entered into a $US20 million, senior secured, non-dilutive, term loan agreement with SWK Holdings. The Company intends to use the loan proceeds to repay the previously held $11 million term loan with MidCap Financial and to fund R&D programs, commercialization of its Companion Animal products in the US and general company purposes.

The Loan has a 48-month term, being interest only for the first 24 months, payable quarterly in arrears. Thereafter the loan will amortize on straight-line basis each quarter for the remaining 8-quarters (24 months). The interest rate on the term loan is fixed at 13%. The Term Loan has no warrant coverage and is secured by substantially all of the Company’s assets.

The description in this report of the credit agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the credit agreement. A copy of the credit agreement is attached to this report as Exhibit 10.1 and is incorporated herein by reference

On November 22, 2016, the Company issued a press release on the subject of the term loan. The press release is attached hereto as Exhibit 99.1.

1.	Exhibits

Exhibit No.	Description
10.1	Credit Agreement, dated as of November 22, 2016, by and among Parnell, Inc., as Borrower, Parnell Pharmaceuticals Holdings Ltd and certain of its subsidiaries, as Guarantors, the Lenders party thereto, as Lenders, and SWK Funding LLC, as Agent.
99.1	Press Release dated as of November 22, 2016.

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

By: /s/ Robert Joseph
Name: Robert Joseph
Title: President and CEO
Date: November 30, 2016